Exhibit 12


                              SILGAN HOLDINGS INC.
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                   (Unaudited)


The following table sets forth Silgan Holdings Inc.'s computation of its ratio of earnings to fixed charges for the three months ended March 31:

                                                            2005         2004
                                                            ----         ----
                                                          (Dollars in thousands)

Earnings before fixed charges:

       Income before income taxes .................       $21,334       $18,322

       Interest and other debt expense ............        12,282        15,222

       Interest portion of rental expense .........           245           199
                                                          -------       -------

       Earnings before fixed charges ..............       $33,861       $33,743
                                                          =======       =======

Fixed charges:

       Interest and other debt expense ............       $12,282       $15,222

       Interest portion of rental expense .........           245           199

       Capitalized interest .......................           286           103
                                                          -------       -------

       Total fixed charges ........................       $12,813       $15,524
                                                          =======       =======

Ratio of earnings to fixed charges ................          2.64          2.17